Exhibit 99.2

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of The Aristotle Corporation (the "Company") has constituted and established a Compensation Committee (the "Committee") with authority, responsibility, and specific duties as described in this Compensation Committee Charter.

COMPOSITION

The Committee shall be appointed by the Board and shall consist solely of directors who meet the independence requirements of The Nasdaq Stock Market, Inc. (the "NASDAQ") and applicable federal law. The Committee shall evaluate, no less frequently than annually, its own performance and also shall be evaluated by the Board in accordance with any corporate governance guidelines adopted by the Board. Members shall be subject to removal from the Committee at any time by a majority of the Board. The Committee may form subcommittees, as it deems appropriate, and delegate to such subcommittees such of its authority as it deems appropriate.

PURPOSES AND PRINCIPAL FUNCTIONS

1. PURPOSES

The Committee's primary purposes are to:

(A) discharge the Board's responsibilities relating to compensation of the Company's executives; and

(B) produce an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations (the "Compensation Committee Report").

2. FUNCTIONS

The following functions shall be the common recurring activities of the Committee in carrying out its primary purposes outlined above. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances:

- *President and Chief Operating Officer Compensation.* Develop corporate goals and objectives relevant to the compensation of the Company's President and Chief Operating Officer (the "President"), evaluate the President's performance in light of those goals and objectives, and exercise sole authority to determine the President's compensation level based on this evaluation. In determining any long-term incentive component of the President's compensation, the Committee will consider, among other factors, the Company's performance and relative stockholder return, the value of similar incentive awards to presidents and chief operating officers performing the duties of a chief operating officer and other officers with similar functions at comparable companies, and awards given to the President in past years.

- *Other Compensation and Compensation Plans.* Make recommendations to the Board with respect to non-President compensation, incentive compensation plans and equity-based plans.

- *Stock Incentive Plan.* Administer the Company's 2002 Employee, Director and Consultant Stock Plan, as amended.

- *Annual Compensation Committee Report.* Produce the Compensation Committee Report.

- *Authority to Retain Compensation Consultants.* Have sole authority to retain compensation consultants to assist the Committee in its evaluation of President and senior executive compensation including the authority to terminate such consultants and approve their fees or other retention terms.

- *Other Duties.* Such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board or as designated in plan documents. The Committee is not precluded from approving awards as may be required to comply with applicable tax laws (e.g., Section 162(m) of the Internal Revenue Code).

MEETINGS

The Committee will meet at least once annually and as often as necessary to carry out its responsibilities. A majority of the total number of members shall constitute a quorum at any meeting of the Committee, and the act of a majority of the members at any meeting shall be the act of the Committee. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board approved by the Committee.